# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

———————

# FORM 8-K

———————

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported):  April 24, 2013**

# ASHLAND INC.
**(Exact name of registrant as specified in its charter)**

Kentucky
(State or other jurisdiction of incorporation)

| 1-32532 | 20-0865835 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky  41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.  Regulation FD Disclosure

On April 24, 2013, Ashland Inc. will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments.  The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

(d)      Exhibits

99.1      Website data concerning Ashland Specialty Ingredients' sales

99.2      Website data concerning Ashland Specialty Ingredients' gross profit

99.3      Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4      Website data concerning Ashland Water Technologies' sales

99.5      Website data concerning Ashland Water Technologies' gross profit

99.6      Website data concerning Ashland Water Technologies' average sales per shipping day

99.7      Website data concerning Ashland Performance Materials' sales

99.8      Website data concerning Ashland Performance Materials' gross profit

99.9      Website data concerning Ashland Performance Materials' volume in metric tons

99.10     Website data concerning Ashland Consumer Markets' sales

99.11     Website data concerning Ashland Consumer Markets' gross profit

99.12     Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13     Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14     Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

|  |  |
|---|---|
|  | ASHLAND INC. |
|  | (Registrant) |

| April 24, 2013 | /s/ Lamar M. Chambers |
|---|---|
|  | Lamar M. Chambers |
|  | Senior Vice President and |
|  | Chief Financial Officer |

# EXHIBIT INDEX

99.1     Website data concerning Ashland Specialty Ingredients' sales

99.2     Website data concerning Ashland Specialty Ingredients' gross profit

99.3     Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4     Website data concerning Ashland Water Technologies' sales

99.5     Website data concerning Ashland Water Technologies' gross profit

99.6     Website data concerning Ashland Water Technologies' average sales per shipping day

99.7     Website data concerning Ashland Performance Materials' sales

99.8     Website data concerning Ashland Performance Materials' gross profit

99.9     Website data concerning Ashland Performance Materials' volume in metric tons

99.10    Website data concerning Ashland Consumer Markets' sales

99.11    Website data concerning Ashland Consumer Markets' gross profit

99.12    Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13    Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14    Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 60.1 | 74.9 | 76.3 | 215.8 | 243.2 |
| February | 72.3 | 67.7 | 81.4 | 236.3 | 203.2 |
| March | 90.5 | 97.5 | 112.2 | 270.9 | 235.5 |
| April | 65.6 | 56.1 | 86.8 | 252.9 | |
| May | 74.8 | 78.9 | 100.8 | 280.3 | |
| June | 92.3 | 91.9 | 115.8 | 259.9 | |
| July | 67.2 | 68.6 | 94.0 | 251.3 | |
| August | 79.1 | 77.7 | 106.6 | 226.8 | |
| September | 90.3 | 92.7 | 109.4 | 255.7 | |
| October | 67.2 | 68.2 | 206.0 | 202.4 | |
| November | 73.2 | 68.4 | 215.0 | 228.7 | |
| December | 69.1 | 79.2 | 206.9 | 190.6 | |

12 Month Rolling Average ($ in millions)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 89.0 | 76.4 | 76.9 | 137.5 | 241.6 |
| February | 87.8 | 76.0 | 78.1 | 150.5 | 238.8 |
| March | 87.1 | 76.6 | 79.3 | 163.7 | 235.9 |
| April | 85.2 | 75.8 | 81.9 | 177.5 | |
| May | 83.4 | 76.1 | 83.7 | 192.5 | |
| June | 81.3 | 76.1 | 85.7 | 204.5 | |
| July | 80.5 | 76.2 | 87.8 | 217.6 | |
| August | 78.8 | 76.1 | 90.2 | 227.6 | |
| September | 77.0 | 76.3 | 91.6 | 239.8 | |
| October | 76.6 | 76.4 | 103.1 | 239.5 | |
| November | 76.0 | 76.0 | 115.3 | 240.7 | |
| December | 75.1 | 76.8 | 125.9 | 239.3 | |

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients gross profit)

3 Month Rolling Average (%)*

|           | **2009** | **2010** | **2011** | **2012** | **2013** |
|-----------|------|------|------|------|------|
| January   | 29.7 | 29.4 | 34.9 | 32.0 | 32.0 |
| February  | 30.2 | 29.5 | 34.6 | 32.9 | 31.1 |
| March     | 31.1 | 34.0 | 35.4 | 33.5 | 30.5 |
| April     | 31.9 | 34.6 | 34.0 | 34.1 |      |
| May       | 32.1 | 34.4 | 34.1 | 35.0 |      |
| June      | 28.9 | 34.3 | 33.9 | 34.7 |      |
| July      | 29.5 | 33.8 | 33.9 | 35.8 |      |
| August    | 29.5 | 34.2 | 32.8 | 34.3 |      |
| September | 34.7 | 33.3 | 32.5 | 34.0 |      |
| October   | 34.8 | 32.5 | 35.0 | 31.8 |      |
| November  | 34.7 | 32.5 | 33.4 | 32.4 |      |
| December  | 29.5 | 32.8 | 33.4 | 32.5 |      |

12 Month Rolling Average (%)*

|           | **2009** | **2010** | **2011** | **2012** | **2013** |
|-----------|------|------|------|------|------|
| January   | 30.9 | 31.4 | 33.9 | 33.2 | 33.5 |
| February  | 31.0 | 31.5 | 33.9 | 33.2 | 33.3 |
| March     | 30.8 | 31.9 | 34.0 | 33.3 | 33.0 |
| April     | 30.9 | 32.1 | 33.8 | 33.6 |      |
| May       | 31.2 | 32.1 | 33.9 | 33.8 |      |
| June      | 30.3 | 33.2 | 33.9 | 33.7 |      |
| July      | 30.7 | 33.2 | 33.9 | 34.2 |      |
| August    | 31.0 | 33.2 | 33.5 | 34.0 |      |
| September | 31.2 | 32.9 | 33.7 | 33.9 |      |
| October   | 31.5 | 32.6 | 34.4 | 33.6 |      |
| November  | 31.6 | 32.7 | 33.7 | 33.7 |      |
| December  | 31.1 | 33.6 | 33.8 | 33.7 |      |

*NOTE: Information from December 2012 has been adjusted to exclude a loss of $31 million related to certain commoditized guar inventories, as well as income of $22 million related to the settlement of a business interruption insurance claim. Information from September 2011 and prior includes the pre-acquisition operations of ISP, which was acquired on August 23, 2011. In addition, information has been adjusted to exclude the impact of the inventory fair value adjustment charges related to purchase accounting for the ISP acquisition, which totaled $44 million.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)

Metric Tons (in thousands)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 11.3 | 13.0 | 12.0 | 31.4 | 35.2 |
| February | 13.7 | 11.4 | 13.1 | 35.9 | 28.9 |
| March | 21.4 | 17.5 | 17.7 | 37.3 | 36.6 |
| April | 11.8 | 10.4 | 13.6 | 32.5 |  |
| May | 13.4 | 14.6 | 14.8 | 36.9 |  |
| June | 16.0 | 16.5 | 18.0 | 34.9 |  |
| July | 12.2 | 12.5 | 14.3 | 34.0 |  |
| August | 14.6 | 13.8 | 16.1 | 30.6 |  |
| September | 15.2 | 16.5 | 16.5 | 32.0 |  |
| October | 12.4 | 12.5 | 29.6 | 28.9 |  |
| November | 12.8 | 11.8 | 30.8 | 33.2 |  |
| December | 12.2 | 14.2 | 29.6 | 26.8 |  |

12 Month Rolling Average (in thousands)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 16.7 | 14.1 | 13.6 | 20.5 | 33.2 |
| February | 16.4 | 13.9 | 13.8 | 22.4 | 32.6 |
| March | 16.7 | 13.6 | 13.8 | 24.0 | 32.5 |
| April | 16.3 | 13.4 | 14.1 | 25.6 |  |
| May | 15.9 | 13.5 | 14.1 | 27.4 |  |
| June | 15.4 | 13.6 | 14.2 | 28.8 |  |
| July | 15.2 | 13.6 | 14.4 | 30.5 |  |
| August | 14.9 | 13.5 | 14.6 | 31.7 |  |
| September | 14.5 | 13.6 | 14.6 | 33.0 |  |
| October | 14.4 | 13.6 | 16.0 | 32.9 |  |
| November | 14.2 | 13.6 | 17.6 | 33.1 |  |
| December | 13.9 | 13.7 | 18.8 | 32.9 |  |

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Monthly Sales ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 147.3 | 146.4 | 151.9 | 140.4 | 149.1 |
| February | 144.1 | 142.1 | 148.1 | 138.1 | 133.0 |
| March | 141.3 | 160.2 | 170.8 | 149.0 | 142.1 |
| April | 145.8 | 128.5 | 157.0 | 142.6 | |
| May | 141.5 | 142.9 | 163.0 | 145.0 | |
| June | 148.8 | 159.6 | 169.6 | 138.9 | |
| July | 159.7 | 152.6 | 159.6 | 144.0 | |
| August | 151.3 | 149.5 | 168.7 | 148.6 | |
| September | 153.6 | 160.2 | 162.5 | 138.9 | |
| October | 148.2 | 143.7 | 149.0 | 145.0 | |
| November | 150.3 | 152.7 | 153.7 | 140.7 | |
| December | 144.8 | 154.3 | 145.8 | 135.7 | |

12 Month Rolling Average ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 89.9 | 148.1 | 149.9 | 157.3 | 143.0 |
| February | 96.0 | 147.9 | 150.4 | 156.5 | 142.5 |
| March | 101.8 | 149.4 | 151.2 | 154.7 | 142.0 |
| April | 107.0 | 148.0 | 153.6 | 153.5 | |
| May | 112.4 | 148.1 | 155.3 | 152.0 | |
| June | 117.7 | 149.0 | 156.1 | 149.4 | |
| July | 124.2 | 148.4 | 156.7 | 148.1 | |
| August | 131.1 | 148.2 | 158.3 | 146.5 | |
| September | 137.7 | 148.8 | 158.5 | 144.5 | |
| October | 144.2 | 148.4 | 159.0 | 144.2 | |
| November | 147.6 | 148.6 | 159.0 | 143.1 | |
| December | 148.1 | 149.4 | 158.3 | 142.2 | |

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)

|           | **2009** | **2010** | **2011** | **2012** | **2013** |
|-----------|----------|----------|----------|----------|----------|
| January   | 30.5     | 36.2     | 31.6     | 30.8     | 33.2     |
| February  | 31.6     | 35.9     | 30.5     | 31.3     | 33.2     |
| March     | 32.6     | 34.5     | 31.3     | 32.1     | 33.3     |
| April     | 34.6     | 35.0     | 30.8     | 32.6     |          |
| May       | 36.3     | 33.5     | 31.2     | 32.5     |          |
| June      | 34.7     | 33.7     | 29.7     | 32.1     |          |
| July      | 35.7     | 32.8     | 30.3     | 32.1     |          |
| August    | 34.8     | 32.8     | 30.7     | 31.7     |          |
| September | 36.7     | 31.7     | 30.5     | 31.8     |          |
| October   | 36.1     | 30.8     | 31.2     | 32.1     |          |
| November  | 36.0     | 31.2     | 30.3     | 32.9     |          |
| December  | 36.6     | 31.6     | 30.8     | 33.3     |          |

12 Month Rolling Average (%)

|           | **2009** | **2010** | **2011** | **2012** | **2013** |
|-----------|----------|----------|----------|----------|----------|
| January   | 34.0     | 35.6     | 32.5     | 30.7     | 32.4     |
| February  | 33.1     | 35.8     | 32.0     | 31.0     | 32.6     |
| March     | 33.0     | 35.6     | 32.0     | 30.8     | 32.6     |
| April     | 33.0     | 35.7     | 31.5     | 31.1     |          |
| May       | 33.2     | 35.1     | 31.4     | 31.2     |          |
| June      | 32.7     | 35.4     | 31.0     | 31.4     |          |
| July      | 33.2     | 35.0     | 30.9     | 31.5     |          |
| August    | 33.3     | 34.6     | 30.9     | 31.5     |          |
| September | 33.9     | 34.1     | 30.8     | 31.7     |          |
| October   | 33.9     | 33.7     | 30.9     | 31.9     |          |
| November  | 34.7     | 33.4     | 30.8     | 32.1     |          |
| December  | 35.2     | 32.8     | 30.7     | 32.3     |          |

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 7.014 | 7.320 | 7.599 | 6.687 | 6.778 |
| February | 7.206 | 7.106 | 7.403 | 6.579 | 6.649 |
| March | 6.422 | 6.967 | 7.425 | 6.772 | 6.768 |
| April | 6.945 | 6.121 | 7.476 | 6.787 | |
| May | 7.075 | 7.146 | 7.763 | 6.594 | |
| June | 6.959 | 7.255 | 7.710 | 6.611 | |
| July | 7.260 | 7.266 | 7.983 | 6.860 | |
| August | 7.203 | 6.794 | 7.334 | 6.458 | |
| September | 7.314 | 7.630 | 7.737 | 7.309 | |
| October | 6.737 | 6.843 | 7.097 | 6.305 | |
| November | 7.911 | 7.633 | 7.683 | 7.033 | |
| December | 6.895 | 7.347 | 7.397 | 7.142 | |

Monthly Sales ($ in millions)*

|           | 2009 | 2010  | 2011  | 2012  | 2013  |
|-----------|------|-------|-------|-------|-------|
| January   | 92.5 | 98.0  | 104.3 | 129.8 | 126.0 |
| February  | 80.8 | 97.1  | 102.2 | 130.7 | 118.9 |
| March     | 85.7 | 109.1 | 118.3 | 147.8 | 128.3 |
| April     | 83.3 | 118.8 | 114.4 | 128.9 |       |
| May       | 80.5 | 114.4 | 120.4 | 140.3 |       |
| June      | 91.8 | 123.3 | 116.8 | 135.2 |       |
| July      | 89.3 | 113.1 | 106.6 | 119.6 |       |
| August    | 80.3 | 111.7 | 109.0 | 130.0 |       |
| September | 98.1 | 128.5 | 107.6 | 119.3 |       |
| October   | 99.1 | 117.3 | 136.7 | 129.4 |       |
| November  | 93.2 | 121.5 | 128.9 | 117.0 |       |
| December  | 79.0 | 86.7  | 112.7 | 99.0  |       |

12 Month Rolling Average ($ in millions)*

|           | 2009  | 2010  | 2011  | 2012  | 2013  |
|-----------|-------|-------|-------|-------|-------|
| January   | 127.8 | 88.3  | 112.2 | 117.1 | 126.9 |
| February  | 123.2 | 89.6  | 112.6 | 119.3 | 126.0 |
| March     | 119.6 | 91.6  | 113.3 | 122.0 | 124.3 |
| April     | 114.5 | 94.5  | 113.0 | 123.0 |       |
| May       | 109.4 | 97.4  | 113.5 | 124.7 |       |
| June      | 105.5 | 100.0 | 112.9 | 126.2 |       |
| July      | 100.3 | 102.0 | 112.4 | 127.3 |       |
| August    | 96.0  | 104.6 | 112.2 | 129.0 |       |
| September | 92.2  | 107.1 | 110.4 | 130.0 |       |
| October   | 88.8  | 108.6 | 112.0 | 129.4 |       |
| November  | 87.8  | 111.0 | 112.7 | 128.4 |       |
| December  | 87.8  | 111.6 | 114.8 | 127.3 |       |

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 17.1 | 16.5 | 13.0 | 16.5 | 14.5 |
| February | 17.9 | 16.2 | 10.9 | 14.3 | 14.0 |
| March | 19.5 | 16.5 | 12.0 | 14.6 | 14.6 |
| April | 19.0 | 16.8 | 12.8 | 15.0 | |
| May | 18.0 | 16.6 | 13.7 | 16.9 | |
| June | 16.9 | 16.7 | 13.0 | 18.1 | |
| July | 17.4 | 16.9 | 13.0 | 19.2 | |
| August | 17.0 | 17.9 | 12.4 | 17.8 | |
| September | 16.0 | 12.8 | 12.4 | 14.3 | |
| October | 16.7 | 12.6 | 15.4 | 13.6 | |
| November | 17.8 | 11.5 | 18.5 | 12.9 | |
| December | 18.4 | 14.6 | 19.2 | 15.6 | |

12 Month Rolling Average (%)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 16.6 | 17.4 | 14.8 | 14.6 | 15.6 |
| February | 16.5 | 17.2 | 14.3 | 14.8 | 15.5 |
| March | 16.6 | 16.9 | 14.1 | 15.0 | 15.6 |
| April | 16.5 | 16.9 | 13.9 | 15.1 | |
| May | 16.3 | 16.9 | 13.6 | 15.8 | |
| June | 16.4 | 16.9 | 13.1 | 16.2 | |
| July | 16.8 | 16.8 | 12.8 | 16.7 | |
| August | 17.1 | 17.1 | 12.2 | 17.0 | |
| September | 17.0 | 16.0 | 13.1 | 16.6 | |
| October | 17.5 | 15.6 | 13.7 | 16.1 | |
| November | 17.7 | 15.4 | 14.1 | 15.7 | |
| December | 17.7 | 15.1 | 14.4 | 15.6 | |

*NOTE:  On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.  All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 37.0 | 40.3 | 41.6 | 45.6 | 44.2 |
| February | 33.3 | 40.3 | 38.5 | 45.5 | 42.2 |
| March | 34.5 | 44.6 | 45.1 | 49.4 | 45.1 |
| April | 34.4 | 47.9 | 42.2 | 41.1 | |
| May | 34.8 | 46.6 | 43.7 | 46.1 | |
| June | 39.4 | 49.5 | 43.0 | 46.2 | |
| July | 37.6 | 44.2 | 38.0 | 42.3 | |
| August | 33.5 | 43.5 | 39.0 | 47.1 | |
| September | 40.7 | 51.1 | 38.3 | 43.2 | |
| October | 40.1 | 44.5 | 47.2 | 46.6 | |
| November | 37.9 | 45.5 | 46.6 | 42.0 | |
| December | 33.4 | 34.4 | 43.6 | 36.0 | |

12 Month Rolling Average (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 45.1 | 36.7 | 44.5 | 42.6 | 44.1 |
| February | 44.0 | 37.2 | 44.3 | 43.1 | 43.9 |
| March | 43.1 | 38.1 | 44.4 | 43.5 | 43.5 |
| April | 42.1 | 39.2 | 43.9 | 43.4 | |
| May | 41.1 | 40.2 | 43.7 | 43.6 | |
| June | 40.4 | 41.0 | 43.1 | 43.9 | |
| July | 39.0 | 41.6 | 42.6 | 44.2 | |
| August | 38.0 | 42.4 | 42.2 | 44.9 | |
| September | 37.1 | 43.3 | 41.2 | 45.3 | |
| October | 36.3 | 43.6 | 41.4 | 45.3 | |
| November | 36.1 | 44.3 | 41.5 | 44.9 | |
| December | 36.4 | 44.4 | 42.2 | 44.3 | |

*NOTE:  On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.  All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)

Monthly Sales ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 128.6 | 129.0 | 146.2 | 166.5 | 165.8 |
| February | 127.3 | 133.9 | 139.3 | 170.2 | 165.1 |
| March | 151.6 | 167.3 | 206.0 | 183.5 | 163.3 |
| April | 144.4 | 151.3 | 179.2 | 182.5 | |
| May | 133.9 | 155.4 | 158.7 | 173.9 | |
| June | 162.6 | 156.5 | 184.3 | 160.1 | |
| July | 145.6 | 148.2 | 168.9 | 169.8 | |
| August | 141.8 | 159.2 | 183.7 | 182.1 | |
| September | 126.7 | 154.0 | 164.3 | 170.3 | |
| October | 144.2 | 151.5 | 159.3 | 178.7 | |
| November | 124.8 | 144.2 | 159.6 | 159.5 | |
| December | 131.2 | 144.8 | 156.2 | 142.6 | |

12 Month Rolling Average ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 138.5 | 138.6 | 151.0 | 168.8 | 169.9 |
| February | 138.5 | 139.1 | 151.5 | 171.4 | 169.5 |
| March | 139.7 | 140.5 | 154.7 | 169.5 | 167.8 |
| April | 138.9 | 141.0 | 157.0 | 169.8 | |
| May | 139.2 | 142.8 | 157.3 | 171.1 | |
| June | 140.8 | 142.3 | 159.6 | 169.1 | |
| July | 140.4 | 142.5 | 161.4 | 169.1 | |
| August | 139.9 | 144.0 | 163.4 | 169.0 | |
| September | 137.5 | 146.3 | 164.3 | 169.5 | |
| October | 137.5 | 146.9 | 164.9 | 171.1 | |
| November | 138.0 | 148.5 | 166.2 | 171.1 | |
| December | 138.6 | 149.6 | 167.1 | 170.0 | |

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 23.6 | 33.1 | 29.6 | 25.9 | 30.3 |
| February | 29.1 | 32.4 | 29.0 | 26.0 | 30.7 |
| March | 32.2 | 33.0 | 29.3 | 26.4 | 31.9 |
| April | 36.5 | 32.8 | 29.4 | 26.3 | |
| May | 36.2 | 33.8 | 28.1 | 26.8 | |
| June | 37.5 | 32.4 | 26.6 | 26.8 | |
| July | 37.2 | 31.3 | 25.2 | 27.2 | |
| August | 36.8 | 29.9 | 25.3 | 27.6 | |
| September | 35.5 | 28.9 | 23.0 | 29.7 | |
| October | 34.4 | 29.8 | 23.4 | 30.5 | |
| November | 33.6 | 30.0 | 23.7 | 31.3 | |
| December | 33.9 | 30.9 | 25.3 | 30.1 | |

12 Month Rolling Average (%)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 22.4 | 35.4 | 30.9 | 26.0 | 28.5 |
| February | 23.4 | 34.9 | 30.7 | 25.8 | 29.0 |
| March | 24.2 | 35.0 | 30.4 | 25.3 | 29.6 |
| April | 25.5 | 34.4 | 30.0 | 25.2 | |
| May | 26.4 | 34.2 | 29.2 | 25.5 | |
| June | 27.7 | 33.7 | 28.8 | 25.4 | |
| July | 29.5 | 32.9 | 28.4 | 25.7 | |
| August | 31.0 | 32.4 | 28.0 | 26.1 | |
| September | 32.0 | 32.0 | 27.3 | 27.1 | |
| October | 33.3 | 31.7 | 26.8 | 27.5 | |
| November | 34.1 | 31.5 | 26.5 | 27.9 | |
| December | 34.8 | 31.3 | 26.0 | 28.2 | |

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)

3 Month Rolling Average (in millions)

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 10.6 | 12.9 | 13.3 | 12.6 | 12.1 |
| February  | 11.2 | 13.3 | 13.1 | 12.8 | 12.5 |
| March     | 12.6 | 14.6 | 14.9 | 13.6 | 13.1 |
| April     | 13.7 | 15.3 | 15.7 | 14.0 |      |
| May       | 14.3 | 15.9 | 15.9 | 14.1 |      |
| June      | 15.2 | 15.4 | 14.8 | 13.6 |      |
| July      | 15.4 | 15.2 | 14.3 | 13.3 |      |
| August    | 15.7 | 15.2 | 14.7 | 13.4 |      |
| September | 14.1 | 14.7 | 13.8 | 13.5 |      |
| October   | 14.0 | 14.6 | 13.3 | 13.6 |      |
| November  | 13.2 | 13.8 | 12.6 | 13.0 |      |
| December  | 13.4 | 13.5 | 12.2 | 12.4 |      |

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 27.6 | 31.1 | 31.1 | 28.7 | 34.2 |
| February | 27.6 | 28.8 | 31.9 | 30.8 | 34.9 |
| March | 31.3 | 29.2 | 33.8 | 31.8 | 33.4 |
| April | 27.7 | 30.7 | 33.7 | 31.8 | |
| May | 28.4 | 28.1 | 30.9 | 30.7 | |
| June | 30.4 | 31.5 | 32.0 | 29.8 | |
| July | 27.2 | 32.1 | 31.0 | 30.2 | |
| August | 27.4 | 30.5 | 29.5 | 31.1 | |
| September | 26.7 | 28.8 | 29.9 | 30.0 | |
| October | 28.1 | 29.5 | 29.8 | 32.9 | |
| November | 26.4 | 31.1 | 29.2 | 32.8 | |
| December | 30.0 | 30.0 | 29.0 | 32.0 | |

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 13.2 | 13.9 | 15.1 | 15.6 | 16.4 |
| February | 13.3 | 13.9 | 15.2 | 15.7 | 16.3 |
| March | 13.4 | 14.0 | 15.2 | 15.8 | 16.4 |
| April | 13.4 | 14.1 | 15.2 | 15.8 | |
| May | 13.5 | 14.2 | 15.2 | 15.9 | |
| June | 13.5 | 14.3 | 15.3 | 16.0 | |
| July | 13.6 | 14.5 | 15.3 | 16.0 | |
| August | 13.6 | 14.6 | 15.3 | 16.0 | |
| September | 13.7 | 14.7 | 15.4 | 16.0 | |
| October | 13.9 | 14.9 | 15.5 | 16.2 | |
| November | 13.9 | 15.0 | 15.5 | 16.3 | |
| December | 13.9 | 15.1 | 15.5 | 16.3 | |